EXHIBIT 1

FOR IMMEDIATE DISTRIBUTION

SRM GLOBAL FUND – PRESS RELEASE

SRM Global Fund (“SRM”), a Cayman islands registered private investment fund, has today filed a Schedule 13D with the US Securities and Exchange Commission in relation to its investment in Countrywide Financial Corp. (“Company”). In the filing SRM indicates its intention to initiate discussions with the Company and may communicate with the executive management and board of directors of the Company and Bank of America Corporation (“Bank of America”) and with other holders of the Company’s common stock regarding the terms of the proposed stock for stock merger with Bank of America announced by the Company on January 11, 2008 (the “Merger”).

A spokesman for SRM said:

“We strongly believe that the terms of the proposed merger with Bank of America are contrary to the interests of the Company’s shareholders.

According to public filings, under the terms of the Merger Agreement, shareholders of the Company would receive 0.1822 shares of Bank of America stock in exchange for each share of the Company. We believe that this equates to a consideration of less than 8 dollars per share. Based on publicly available information we understand that even after the fourth quarter loss, the Company has a book value as of December 31, 2007 in excess of 20 dollars per share, in addition to its substantial franchise value as the leading mortgage business in the United States and its insurance business.

We are not surprised that it was reported on January 29, 2008 that Ken Lewis, the CEO of Bank of America had confirmed that from his perspective ‘[everything] is a “go” to complete this transaction,’ given that Bank of America proposes to pay such a substantial discount to the book value per share. It was reported that Mr Lewis called the Company’s fourth quarter loss consistent with Bank of America’s analysis of the Company’s business and less important than the significant improvement in Company’s mortgage business resulting from lower interest rates.

On January 22, 2008 Shawn Tully wrote in Fortune magazine:

‘Last Tuesday, I met with Lewis at Bank of America’s New York headquarters on West 57th Street, in a conference room boasting spectacular views over Central Park. During our talk, Lewis revealed his projections on the Countrywide transaction. As I suspected, they’re extremely conservative, and even so, Lewis expects to recoup his investment so fast that, if he succeeds [in closing the deal], the deal will be a steal.’

SRM considers that the proposed terms considerably undervalue the Company. We also believe that the acceptance by the Company of the proposed terms is inconsistent with statements made by the Company and its officers in the fourth quarter of 2007.

We are also very concerned by the movements in the Company’s stock price in the days before the announcement of the merger and intend to ask the Securities and Exchange Commission to investigate.

SRM notes that the proposed merger is subject to approval by the Company’s shareholders. SRM intends to take all steps to preserve the value of its investment and protect its rights. With regard to the shareholder approval, our intention is to vote against the proposed merger. We think that the board of the Company and its advisers should fully explain to shareholders the reasons why they have agreed to recommend the transaction to shareholders at less than half of the Company’s book value, and explain what circumstances have changed since the Company’s Q3 2007 Earnings Supplemental presentation of October 26, 2007 which stated that (i) the Company’s mortgage company had ‘adequate liquidity to fund all debt maturities through 2008 without raising new debt,’ and (ii) the Company’s bank had ‘ample and growing contingent liquidity.’

As recently as December 3, 2007, the Company’s CEO, Mr Angelo Mozilo, confirmed in an interview on CNBC that the Company had ‘adequate liquidity and capital.’

We believe that the Company is strong and will rapidly return to profit on a standalone basis. If that is not the case, we would ask management to explain why, and what efforts they made to secure the Company’s independent future, or, failing that, to auction the Company and induce alternate bids to maximise value for all shareholders.”

Notes:

SRM Master Global Fund Limited Partnership (“SRM Global Fund”) is a Cayman Island based private investment fund that has a global mandate to invest in a variety of asset classes. This press release is issued by SRM General Partner Limited, the general partner of SRM Global Fund.

Contact:

Philip Price

00 377 9797 7930

philip.price@srmglobalfund.com